Longbau Group, Inc.

15/B—15/F Cheuk Nang Plaza

250 Hennessy Road, Hong Kong

May 23, 2014

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Longbau Group, Inc.
Registration Statement on Form S-1 Filed March 14, 2014
File No. 333-194583

Dear Mr. Spirgel:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Longbau Group, Inc. (the “Company”) dated April 2, 2014.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

General

Staff Comment 1: It appears that your company is a “shell company” as defined in Rule 405 of RegulationC. In this regard, we note that your company has had no or nominal operations and assets since inception in December 2013. Please revise the cover page of your prospectus to prominently disclose that you are considered a shell company and discuss under “Shares Eligible for Future Sale,” the resale limitations imposed by Rule 144(i) due to your shell company status

Response: The Company is a development stage start-up company with a limited operating history that is conducting more than nominal operations.

As adopted in SEC Release 33-8587, Securities Act Rule 405 and Exchange Act Rule 12b-2 a “shell company” is a company, other than an asset-backed issuer, with:

(A)	No or nominal operations; and
(B)	Either:
1.	No or nominal assets;
2.	Assets consisting solely of cash and cash equivalents; or
3.	Assets consisting of any amount of cash and cash equivalents and nominal other assets.

Pursuant to Rule 405 if a Company has more than nominal operations it is not a shell company.

The SEC intentionally did not define “nominal” and stated “we are not defining the term ‘nominal’, as we believe that this term embodies the principle that we seek to apply and is not inappropriately vague or ambiguous.”

The Webster dictionary definition of “nominal” is: existing as something in name only : not actual or real: or; very small in amount. This led to commenters writing to the SEC that such a term could render every start-up company a shell company due to a start-up business generally starts small.

In SEC Release No. 33-8869 the SEC addressed the meaning of “nominal” in Footnote 172 which states “[c]ontrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe such company does not meet condition of having “no or nominal operations.”

It appeared that the SEC in response to critics was stating that a start up company will not be considered nominal just because it has a limited operating history.

The Company has only been in existence for six months, as a result it has a limited operating history and not many assets. From inception the Company has been a legitimate start-up company, with management working on organization, developing its business plan and pursuing it actively by negotiating a lease agreement, reaching out to potential clients, raising funding and hiring employees.

As the SEC noted in Footnote 172, it is not appropriate to tag a company with a shell designation just because it is new, small and just starting to get its business to market.

We believe, based on the above, that the Company has always had operations rising above a nominal level and it is not a shell company.

Staff Comment 2: Confirm through added disclosure, if true, that you do not believe that the company is a blank-check company because the company and its affiliates and promoters have no plans or intentions to engage in a merger or acquisition with an unidentified company or person or, once it is a reporting company, to be used as a vehicle for a private company to become a reporting company.

Response: The Company has confirmed through added disclosure in the Amendment that it does not believe it is a blank-check company by disclosing the fact that the Company and its affiliates and promoters have no plans or intentions to engage in a merger or acquisition with an unidentified company or person, once it is a reporting company, to be used as a vehicle for a private company to become a reporting company.

Staff Comment 3: Please revise your disclosure to identify your selling shareholders as underwriters (not simply that may be deemed to be underwriters). We believe that because your company is a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters. Refer to SEC Release 33-8869 (2007). That release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company’s securities. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise your disclosure throughout the prospectus to fix the price at $0.0005 (or whatever alternative price is determined) for the duration of the offering.

Response: Please see the Company’s response to Staff Comment 1.

Staff Comment 4: Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company advises the Staff that neither the Company nor anyone authorized by the Company provided written materials in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. In addition, the Company advises the staff that no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our offering.

Prospectus Cover Page

Staff Comment 5: Please disclose on your prospectus cover page that you are an emerging growth company.

Response: The Company has revised the prospectus cover page in Amendment No. 1 of the S-1 filed with the SEC on the date of this letter (the “Amendment”) to indicate that the Company is an emerging growth company.

Summary of the Offering, page 2

Staff Comment 6: You state here that you are actively pursuing your business plan but have not generated any revenue. Yet on page 5, under the risk factor “Our business and prospects could be materially and adversely affected . . . ,” you state that you are “currently selling services in Hong Kong.” Please revise here and in the Business section to clarify the current status of your business activities. Disclose your expected schedule for full development of your business plan.

Response: The Company has revised the language in the Amendment to clarify the current status of the Company’s business activities. In addition the Company has disclosed its expected schedule for full development of its business plan.

Staff Comment 7: Please disclose whether the officers of the company expect to work full time on this business. If not, please state what percentage of their business time they expect to dedicate to the company.

Response: The Company has revised the language in the Amendment that all of its executive officers work full time on the Company’s business.

Risk Factors, page 4

Our limited operating history may not serve as an adequate basis . . ., page 4

Staff Comment 8: Please revise to clarify the nature of the intellectual property and proprietary technology you refer to.

Response: The Company has revised the language in the Amendment to delete references to its intellectual property and proprietary technology.

We may require additional funds to continue our business plan, page 8

Staff Comment 9: Please revise your estimated budget for 2014 to include the costs of this offering and the estimated expenses to maintain your status as a reporting company. Quantify your need for additional funding during the next twelve months. Provide a more thorough discussion of these funding needs in your Liquidity and Capital Resources section.

Response: The Company has updated and revised its estimated budget in the for 2014 in the Amendment to include the costs of this offering and the estimated expenses to maintain our status as a reporting company. In addition, the Company has provided a more thorough discussion of its funding needs in our Liquidity and Capital Resources section.

Business, page 19

Staff Comment 10: Please clarify the term “mainland Hong Kong.”

Response: The Company has deleted the reference to “mainland” when referencing Hong Kong in the Amendment.

Staff Comment 11: On page 1 you state that your business plan is to sell death care products and services as well as provide funeral consultation and funeral service management. Here you state that you will focus on management consulting and consulting on the purchase of death care products and services. Please revise to reconcile these descriptions.

Response: The Company has revised disclosure throughout the Amendment to clarify the focus of the Company is selling death care management consultant services.

Staff Comment 12: Discuss in further detail how your business will function what types of products you will market and sell, and the nature of the services you will offer. For example, will you sell a wide variety of products of different brands? Will your sales and services be independently offered to customers or will they be linked together, and if so, how? Will you have brick-and-mortar stores, or will all your business be conducted through the internet? Clearly identify your expected sources of revenues.

Response: The Company has clarified in the Amendment that it sells death care management consultant services and has identified its expected sources of revenues.

Staff Comment 13: You state that you will provide a “unique shopping experience” that will give you a significant advantage over your competitors and allow your business to become a “a major player” in the industry and become “an internationally recognized brand.” Please revise to provide a stronger basis for these claims, or delete such language. Your discussion of your competitive strengths on page 20 does not provide a strong enough basis.

Response: The Company has deleted the referenced language in the Amendment.

Management Consulting Services, page 21

Staff Comment 14: It appears that you are planning on offering general business management consulting. Please clarify how, if at all, this service is linked to death care services.

Response: As described in the S-1, the Company believes many death care service providers currently lack competent management strategies. As a result the management has formed this company to address this need for management services.

Management, page 21

Staff Comment 15: Please clarify your reference to “part-time employees who are shareholders of the Company.”

Response: The Company has deleted the referenced language in the Amendment as it was unnecessary.

Regulation, page 22

Staff Comment 16: Please discuss all material regulations that the company is subject to, or confirm in your response that there are no material regulations.

Response: The Company has revised the language in the Amendment to discuss all material regulations that the Company is subject to.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Ryan Nail of the Nail Law Group, company counsel, at (415) 488-5581.

Sincerely,

/s/ Tsai Ko
Tsai Ko
Chief Executive Officer

CC:	Nail Law Group